CLAYMORE TRUST

CLAYMORE EXCHANGE-TRADED FUND TRUST

CLAYMORE EXCHANGE-TRADED FUND TRUST 2

2455 Corporate West Drive

Lisle, Illinois 60632

November 23, 2007

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs and/or Madams:

Enclosed for filing on behalf of Claymore Trust, Claymore Exchange-Traded Fund Trust, and Claymore Exchange-Traded Fund Trust 2 (each a “Trust” and collectively the “Trusts”), pursuant to Rule 17g-1(g)(1)(i)(a), (b) and (c) under the Investment Company Act of 1940, as amended, (“1940 Act”) are the following:

(a) a copy of the joint fidelity bond issued by ICI Mutual Insurance Company naming the Trusts as insureds;

(b) a copy of the resolutions of a majority of the Board of Trustees who are not “interested persons” of each Trust approving the form and amount of the bond and the portion of the premium to be paid by each of the Trusts;

(c) the amount of the single insured bond which each Trust would have provided and maintained had it not been named as an insured under a joint insured bond, listed on Attachment A; and

(d) a copy of the agreement among the Trusts entered into pursuant to Rule 17g-1(f) under the 1940 Act.

The premium for the bond has been paid for the period from March 31, 2007 to March 31, 2008.

Please contact the undersigned at (630) 505-3778 with any questions or comments.

Sincerely,

/s/ Melissa J. Nguyen
Melissa J. Nguyen Secretary

Attachment A

Fund	1933 Act File No.	1940 Act File No.	Portion of the Premium (%)	Amount of Single Insured Bond
Claymore Trust	333-122901	811-21719		100,000
Claymore Peroni Equity Opportunities			6.380%
Claymore Fiduciary Large Cap Core			0.275%
Claymore Fiduciary Strategic Equity			1.164%
Claymore Zacks Multi-Cap Opportunity			2.087%
Claymore Exchange-Traded Fund Trust	333-134551	811-21906		1,250,000
Claymore/BIR Leaders Small-Cap Core ETF			0.209%
Claymore/BIR Leaders Mid-Cap Value ETF			0.198%
Claymore/BIR Leaders 50 ETF			0.209%
Claymore/Robeco Boston Partners Large-Cap Value ETF			0.066%
Claymore/Clear Spin-off ETF			4.810%
Claymore/Zacks Yield Hog ETF			7.808%
Claymore/Zacks Mid-Cap Core ETF			0.209%
Claymore/Zacks Growth & Income Index ETF			0.209%
Claymore/Sabrient Defender ETF			2.460%
Claymore/BNY BRIC ETF			31.469%
Claymore/LGA Green ETF			1.230%
Claymore/KLD Sudan Free Large-Cap Core ETF			0.077%
Claymore/BBD High Income Index ETF			0.077%
Claymore/Clear Mid-Cap Growth Index ETF			0.297%
Claymore/Morningstar Manufacturing Super Sector Index ETF			0.099%
Claymore/Morningstar Information Super Sector Index ETF			0.099%
Claymore/Morningstar Services Super Index ETF			0.099%
Claymore/Sabrient Insider ETF			2.240%
Claymore/Ocean Tomo Patent ETF			1.274%
Claymore/Ocean Tomo Growth Index ETF			0.209%
Claymore/IndexIQ Small-Cap Value ETF			0.253%
Claymore/Sabrient Stealth ETF			1.779%
Claymore/Great Companies Large-Cap Growth Index ETF			0.209%
Claymore/Zacks Sector Rotation ETF			6.798%
Claymore Exchange-Traded Fund Trust 2	333-135105	811-21910		900,000
Claymore/Robeco Developed International Equity ETF			5.842%
Claymore/Robeco Developed World Equity ETF			9.016%
Claymore S&P Global Water Index ETF			10.564%
Claymore/Zacks Country Rotation ETF			0.187%
Claymore/SWM Canadian Energy Income Index ETF			1.164%
Claymore/Clear Global Exchanges, Brokers & Asset Managers Index ETF			0.198%
Claymore/Zacks International Yield Hog Index ETF			0.362%
Claymore/Clear Global Vaccine Index ETF			0.187%
Claymore/Robb Report Luxury Index ETF			0.187%

Total				2,250,000